Exhibit (a)(5)

EATON VANCE BANK LOAN CLOSED-END FUNDS

ANNOUNCE TENDER OFFERS FOR OUTSTANDING AUCTION PREFERRED SHARES

BOSTON, MA, August 25, 2016 — Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each a “Fund”) announced today that they have commenced tender offers (each a “Tender Offer”) to purchase up to 27% and 44%, respectively, of their outstanding auction preferred shares (“APS”) at a price per share equal to 95% of the APS liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid APS dividends accrued through the tender date.

As described in the Funds’ Offer to Purchase and the related Letter of Transmittal (“Offer Documents”), each Fund’s Tender Offer is scheduled to expire at 5:00 p.m. Eastern Time on Friday, September 23, 2016, but may be extended at the discretion of the Fund.  If a Fund’s Tender Offer is extended beyond September 23, 2016, a press release will be issued providing notice of the extension.

Each Fund’s Tender Offer is conditional upon the Fund increasing the amount of its existing credit facility, the availability of sufficient funds thereunder to finance the purchase of the APS in the Tender Offer and the satisfaction of certain other conditions as set forth in the Offer Documents.  The complete terms and conditions of each Fund’s Tender Offer are set forth in the Offer Documents, which will be filed with the Securities and Exchange Commission (“SEC”) as distributed to APS holders.

If you have questions about a Fund’s Tender Offer and hold its APS through a broker or other nominee holder, you can call your broker or other nominee holder directly.  You may also call AST Fund Solutions LLC, the Funds’ Tender Offer information agent, toll free at (866) 207-2356 with any questions.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. Each Fund’s Tender Offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other related documents, which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov. Each Fund will also make available, without charge, the Offer Documents.  Each Fund’s APS holders should read these documents and related exhibits, as they contain important information about each Fund’s Tender Offer.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Eaton Vance is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $325.6 billion in assets as of June 30, 2016, offering individuals and institutions a broad array of investment strategies and wealth management solutions. The Company’s long record of providing exemplary service, timely innovation and attractive returns through a variety of market conditions has made Eaton Vance the investment manager of choice for many of today’s most discerning investors. For more information about Eaton Vance, visit eatonvance.com.

Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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